UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

On May 26, 2022, Dragon Victory International Limited (the “Company”) entered into a Consulting and Warrant Issuance Agreement (the “Consulting Agreement”) with Jing Hu, Sek Yee Khor, and Jiaping Sun (collectively, the “Consultants”, and each, a “Consultant”). Pursuant to the Consulting Agreement, the Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company formed by the Company and Antalpha Technologies Limited on October 29, 2021 (the “Joint Venture Company”). The services to be provided by the Consultants, include, among other things, the following: (1) establishing a proprietary system for cryptocurrency derivatives trading; (2) designing different structure products for use in trading with counterparties; (3) optimizing internal pricing and dynamic hedging models; (4) ongoing monitoring and improving of the proprietary system to maximize the return of invested capital and grow the size of proprietary assets; (5) assisting in the hiring process and establishment of a team for the development of the Joint Venture Company; and (6) providing industry expertise to help shape the Joint Venture Company’s long-term strategy.

Pursuant to the Consulting Agreement, the Company agreed to issue (i) warrants to Jing Hu to purchase an aggregate of 200,000 ordinary shares, par value $0.0001 per share, of the Company (“Ordinary Shares”) (the “Hu Warrants”), (ii) warrants to Sek Yee Khor to purchase an aggregate of 200,000 Ordinary Shares (the “Khor Warrants”), and (iii) warrants to Jiaping Sun to purchase an aggregate of 100,000 Ordinary Shares (the “Sun Warrants”; the Sun Warrants, together with the Hu Warrants and the Khor Warrants, the “Warrants”).

The Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price (“VWAP”) of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the Warrants, and will expire five years after issuance.

In addition, the Company also agreed that, as soon as practicable, and in no event later than 60 days after the execution of the Warrants pursuant to the Consulting Agreement, the Company shall file with the U.S. Securities and Exchange Commission (the “SEC”) (at the Company’s sole cost and expense) a registration statement (the “Resale Registration Statement”), which Resale Registration Statement shall be on Form F-3, if eligible, registering the resale of the Ordinary Shares issuable upon exercise of the Warrants.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Consulting Agreement. A copy of the Consulting Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Consulting Agreement is subject to, and qualified in the entirety by, such document.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement dated May 26, 2022 by and among the Company and the Consultants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: May 26, 2022

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